SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 10)

General Growth Properties, Inc.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

370023103

(CUSIP Number)

Joseph S. Freedman

Brookfield Asset Management, Inc.

Brookfield Place, Suite 300

181 Bay Street, P.O. Box 762

Toronto, Ontario M5J 2T3

Telephone: (416) 956-5182

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copy to:

Gregory B. Astrachan, Esq.

Michael A. Schwartz, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019−6099

(212) 728−8000

November 1, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 370023103	Page 2 of 39 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Asset Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 395,885,826*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 395,885,826*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 395,885,826*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.6%*
14	TYPE OF REPORTING PERSON CO

* See Item 5.

CUSIP No. 370023103	Page 3 of 39 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Partners Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 395,885,826*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 395,885,826*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 395,885,826*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.6%*
14	TYPE OF REPORTING PERSON CO

* See Item 5.

CUSIP No. 370023103	Page 4 of 39 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Holdings Canada Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 182,400,641*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 182,400,641*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 182,400,641*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.6%*
14	TYPE OF REPORTING PERSON CO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 395,855,826 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 38.6% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 5 of 39 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Asset Management Private Institutional Capital Adviser US, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 182,400,641*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 182,400,641*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 182,400,641*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.6%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 395,855,826 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 38.6% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 6 of 39 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield US Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 182,400,641*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 182,400,641*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 182,400,641*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.6%*
14	TYPE OF REPORTING PERSON CO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 395,855,826 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 38.6% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 7 of 39 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield US Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 182,400,641*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 182,400,641*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 182,400,641*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.6%*
14	TYPE OF REPORTING PERSON CO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 395,855,826 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 38.6% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 8 of 39 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings VII LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 79,094,965*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 79,094,965*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 79,094,965*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 395,855,826 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 38.6% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 9 of 39 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings II Sub II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,883,395*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 32,883,395*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 32,883,395*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 395,855,826 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 38.6% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 10 of 39 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings III Sub II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 393,151*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 393,151*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 393,151*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.04%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 395,855,826 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 38.6% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 11 of 39 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings IV-A Sub II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,211,522*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,211,522*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,211,522*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 395,855,826 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 38.6% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 12 of 39 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings IV-B Sub II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 90,402*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 90,402*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 90,402*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 395,855,826 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 38.6% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 13 of 39 Pages

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Brookfield Retail Holdings IV-C Sub II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,787,411*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,787,411*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,787,411*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 395,855,826 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 38.6% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 14 of 39 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Retail Holdings IV-D Sub II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,794,276*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,794,276*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,794,276*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%*
14	TYPE OF REPORTING PERSON OO

*   The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 395,855,826 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 38.6% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 15 of 39 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS BW Purchaser, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,777,857*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,777,857*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 18,777,857*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 395,855,826 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 38.6% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 16 of 39 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Property Partners Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 395,855,826*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 395,855,826*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 395,855,826*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.6%*
14	TYPE OF REPORTING PERSON CO

* See Item 5.

CUSIP No. 370023103	Page 17 of 39 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Property Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 395,855,826*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 395,855,826*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 395,855,826*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.6%*
14	TYPE OF REPORTING PERSON OO

* See Item 5.

CUSIP No. 370023103	Page 18 of 39 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Property L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 395,855,826*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 395,855,826*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 395,855,826*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.6%*
14	TYPE OF REPORTING PERSON CO

* See Item 5.

CUSIP No. 370023103	Page 19 of 39 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield BPY Holdings (US) Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 395,855,826*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 395,855,826*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 395,855,826*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.6%*
14	TYPE OF REPORTING PERSON CO

* See Item 5.

CUSIP No. 370023103	Page 20 of 39 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS BPY Canada Subholdings 1 ULC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 395,855,826*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 395,855,826*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 395,855,826*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.6%*
14	TYPE OF REPORTING PERSON CO

* See Item 5.

CUSIP No. 370023103	Page 21 of 39 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS BPY Canada Subholdings 3 ULC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 395,855,826*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 395,855,826*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 395,855,826*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.6%*
14	TYPE OF REPORTING PERSON CO

* See Item 5.

CUSIP No. 370023103	Page 22 of 39 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS BPY Canada Subholdings 4 ULC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 395,855,826*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 395,855,826*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 395,855,826*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.6%*
14	TYPE OF REPORTING PERSON CO

* See Item 5.

CUSIP No. 370023103	Page 23 of 39 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS BPY Canada Subholdings 2 ULC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 395,855,826*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 395,855,826*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 395,855,826*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.6%*
14	TYPE OF REPORTING PERSON CO

* See Item 5.

CUSIP No. 370023103	Page 24 of 39 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield BPY Retail Holdings I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 395,855,826*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 395,855,826*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 395,855,826*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.6%*
14	TYPE OF REPORTING PERSON OO

* See Item 5.

CUSIP No. 370023103	Page 25 of 39 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield BPY Retail Holdings Sub I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 78,700,614*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 78,700,614*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 78,700,614*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 395,855,826 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 38.6% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 26 of 39 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield BPY Retail Holdings II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 210,976,387*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 210,976,387*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 210,976,387*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.2%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 395,855,826 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 38.6% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 27 of 39 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield BPY Retail Holdings III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 70,114,877*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 70,114,877*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 70,114,877*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 395,855,826 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 38.6% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 28 of 39 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS Brookfield Retail Holdings Warrants LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,390,846*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,390,846*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 21,390,846*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 395,855,826 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 38.6% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 29 of 39 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS BPY Retail III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 142,645,998*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 142,645,998*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 142,645,998*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed to beneficially own the 395,855,826 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 38.6% of the shares of Common Stock. See Item 5.

CUSIP No. 370023103	Page 30 of 39 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSONS BPY Retail IV LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 61,444,210*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 61,444,210*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 61,444,210*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%*
14	TYPE OF REPORTING PERSON OO

* The Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons and, therefore, may be deemed beneficially own the 395,855,826 shares of Common Stock held by all of the Reporting Persons in the aggregate, representing 38.6% of the shares of Common Stock. See Item 5.

EXPLANATORY NOTE

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 10”) amends the Schedule 13D filed on November 19, 2010 (the “Original Schedule 13D”) and amended on November 24, 2010 (“Amendment No. 1”), January 19, 2011 (“Amendment No. 2”), January 28, 2011 (“Amendment No. 3”), May 12, 2011 (“Amendment No. 4”), August 27, 2012 (“Amendment No. 5”), September 11, 2012 (“Amendment No. 6”), January 3, 2013 (“Amendment No. 7”), April 16, 2013 (“Amendment No. 8”) and August 9, 2013 (“Amendment No. 9”) (the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9 and Amendment No. 10 are collectively referred to herein as the “Schedule 13D”). This Amendment No. 10 relates to the common stock, par value $0.01 per share (“Common Stock”), of General Growth Properties, Inc., a Delaware corporation (the “Company”).

This Amendment No. 10 to Schedule 13D is being filed to update the beneficial ownership information in the Schedule 13D as a result of the Consortium Liquidity Transactions (as defined in Item 4) including the removal of the persons identified in Item 5(e) as reporting persons on this Schedule 13D and the addition of certain persons identified in Item 2 as reporting persons on this Schedule 13D.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) This Schedule 13D is being filed by each of the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(i) Brookfield Asset Management Inc. (“Brookfield”), a corporation formed under the laws of the Province of Ontario;

(ii) Partners Limited (“Partners Limited”), a corporation formed under the laws of the Province of Ontario, that, collectively, with its shareholders, owns, directly or indirectly, exercises control or direction over, has contractual arrangements, such as options, to acquire or otherwise holds beneficial or economic interests in approximately 127 million Class A Limited Voting Shares, representing approximately 19% of the outstanding Class A Limited voting Shares of Brookfield on a fully diluted basis, and 85,120 Class B Limited Voting Shares, representing 100% of the Class B Limited Voting Shares of Brookfield;

(iii) Brookfield Holdings Canada Inc. (“BHC”), a corporation formed under the laws of the Province of Ontario and a wholly-owned subsidiary of Brookfield;

(iv) Brookfield US Holdings Inc. (“BUSHI”), a corporation formed under the laws of the Province of Ontario and a wholly-owned subsidiary of BHC;

(v) Brookfield US Corporation (“BUSC”), a Delaware corporation and a wholly-owned subsidiary of BUSHI;

(vi) Brookfield Asset Management Private Institutional Capital Adviser US, LLC (“BAMPIC US”), a Delaware limited liability company and a wholly-owned subsidiary of BUSC;

(vii) Brookfield Property Partners Limited (“BP Partners Limited”), a company formed under the laws of Bermuda and the general partner of BPY (defined below);

(viii) Brookfield Property Partners LP (“BPY”), a limited partnership formed under the laws of Bermuda and the general partner of Holding LP (defined below);

(ix) Brookfield Property L.P. (“Holding LP”), a limited partnership formed under the laws of Bermuda;

31

(x) Brookfield Retail Holdings II Sub II LLC (“BRH II Sub”), a Delaware limited liability company, of which BAMPIC US is the sole managing member;

(xi) Brookfield Retail Holdings III Sub II LLC (“BRH III Sub”), a Delaware limited liability company, of which BAMPIC US is the sole managing member;

(xii) Brookfield Retail Holdings IV-A Sub II LLC (“BRH IV-A Sub”), a Delaware limited liability company, of which BAMPIC US is the sole managing member;

(xiii) Brookfield Retail Holdings IV-B Sub II LLC (“BRH IV-B Sub”), a Delaware limited liability company, of which BAMPIC US is the sole managing member;

(xiv) Brookfield Retail Holdings IV-C Sub II LLC (“BRH IV-C Sub”), a Delaware limited liability company, of which BAMPIC US is the sole managing member;

(xv) Brookfield Retail Holdings IV-D Sub II LLC (“BRH IV-D Sub”), a Delaware limited liability company, of which BAMPIC US is the sole managing member;

(xvi) Brookfield Retail Holdings VII LLC (“BRH VII”), a Delaware limited liability company, of which BAMPIC US is the sole managing member;

(xvii) BW Purchaser, LLC (“BWP”), a Delaware limited liability company;

(xviii) Brookfield BPY Holdings (US) Inc. (“CanHoldco”), a corporation formed under the laws of Ontario and a subsidiary of Holding LP;

(xix) BPY Canada Subholdings 1 ULC (“CanHoldco 1”), an unlimited liability company formed under the laws of Alberta and a subsidiary of CanHoldco;

(xx) BPY Canada Subholdings 3 ULC (“CanHoldco 3”), an unlimited liability company formed under the laws of Alberta and a subsidiary of CanHoldco 1;

(xxi) BPY Canada Subholdings 4 ULC (“CanHoldco 4”), an unlimited liability company formed under the laws of Alberta and a subsidiary of CanHoldco;

(xxii) BPY Canada Subholdings 2 ULC (“CanHoldco 2”), an unlimited liability company formed under the laws of Alberta and a subsidiary of CanHoldco 3 and CanHoldco 4;

(xxiii) Brookfield BPY Retail Holdings I LLC (“BPY Holdings I”), a Delaware limited liability company and a subsidiary of CanHoldco 2;

(xxiv) Brookfield BPY Retail Holdings Sub I LLC (“BPY New SPE”), a Delaware limited liability company and a subsidiary of BPY Holding I;

(xxv) Brookfield BPY Retail Holdings II LLC (“BPY Holdings II”), a Delaware limited liability company and a subsidiary of BPY Holdings I;

(xxvi) BPY Retail III LLC (“BPY III”), a Delaware limited liability company and a subsidiary of BPY Holdings II;

(xxvii) Brookfield Retail Holdings Warrants LLC (“BRH Warrants”), a Delaware limited liability company, of which BAMPIC US is the sole managing member;

(xxiii) Brookfield BPY Retail Holdings III LLC (“BPY Holdings III”), a Delaware limited liability company and a subsidiary of BPY Holdings I; and

32

(xxix) BPY Retail IV LLC (“BPY IV”), a Delaware limited liability company and a subsidiary of BPY Holdings III.

Schedule I to the Original 13D with respect to Brookfield, Schedule XVIII to Amendment No. 5 with respect to Partners Limited, Schedule II to the Original 13D with respect to BHC, Schedule XLII to this Amendment No. 10 with respect to BUSHI, Schedule XLIII to this Amendment No. 10 with respect to BUSC, Schedule XLIV to this Amendment No. 10 with respect to BAMPIC US, Schedule XXXV to Amendment No. 9 with respect to BP Partners Limited, Schedule XXII to Amendment No. 8 with respect to Holding LP, Schedule XXXVI to this Amendment No. 10 with respect to BRH II Sub, Schedule XXXVII to this Amendment No. 10 with respect to BRH III Sub, Schedule XXXVIII to this Amendment No. 10 with respect to BRH IV-A Sub, Schedule XXXIX to this Amendment No. 10 with respect to BRH IV-B Sub, Schedule XL to this Amendment No. 10 with respect to BRH IV-C Sub, Schedule XLI to this Amendment No. 10 with respect to BRH IV-D Sub, Schedule XXXI to Amendment No. 8 with respect to BRH VII, Schedule XIX to Amendment No. 7 with respect to BWP, Schedule XXIII to Amendment No. 8 with respect to CanHoldco, Schedule XXIV to Amendment No. 8 with respect to CanHoldco 1, Schedule XXV to Amendment No. 8 with respect to CanHoldco 3, Schedule XXVI to Amendment No. 8 with respect to CanHoldco 4, Schedule XXVII to Amendment No. 8 with respect to CanHoldco 2, Schedule XXVIII to Amendment No. 8 with respect to BPY Holdings I, Schedule XLV to this Amendment No. 10 with respect to BPY New SPE, Schedule XXIX to Amendment No. 8 with respect to BPY Holdings II, Schedule XXX to Amendment No. 8 with respect to BPY III, Schedule XXXII to Amendment No. 8 with respect to BRH Warrants, Schedule XXXIII to Amendment No. 8 with respect to BPY Holdings III and Schedule XXXIV to Amendment No. 8 with respect to BPY IV set forth lists of all of the directors and executive officers or persons holding equivalent positions (the “Scheduled Persons”) of each such Reporting Person.

(b) The principal business address of each of Brookfield, Partners Limited, BHC, CanHoldco 1, CanHoldco 3, CanHoldco 4, CanHoldco 2 and CanHoldco is 181 Bay Street, Suite 300, Toronto, Ontario, Canada M5J 2T3. The principal business address of each of BP Partners Limited, BPY and Holding LP is 73 Front Street, 5th Fl Hamilton HM 12 Bermuda. The principal address of each of BUSHI, BUSC, BRH II Sub, BRH III Sub, BRH IV-A Sub, BRH IV-B Sub, BRH IV-C Sub, BRH IV-D Sub, BWP, BRH VII, BPY Holdings I, BPY Holdings II, BPY III, BRH Warrants, BPY Holdings III, BPY IV, BAMPIC US and BPY New SPE is 4 Brookfield Place, 250 Vesey Street, New York, NY 10281-1021.

Schedule I and Schedule II to the Original 13D, Schedule XVIII to Amendment No. 5, Schedule XIX to Amendment No. 7, Schedule XI, Schedule XII, Schedule XXII, Schedule XXIII, Schedule XXIV, Schedule XXV, Schedule XXVI, Schedule XXVII, Schedule XXVIII, Schedule XXIX, Schedule XXX, Schedule XXXI, Schedule XXXII, Schedule XXXIII and Schedule XXXIV to Amendment No. 8, Schedule XXXV to Amendment No. 9 and Schedule XXXVI, Schedule XXXVII, Schedule XXXVIII, Schedule XXXIX, Schedule XL, Schedule XLI, Schedule XLII, Schedule XLIII, Schedule XLIV and Schedule XLV to this Amendment No. 10 set forth the principal business address of each Scheduled Person.

(c) The principal business of Brookfield is to invest and operate businesses in the real estate, power generation and infrastructure sectors. The principal business of each of Partners Limited, BHC, BUSHI, BUSC, BP Partners Limited, BPY, Holding LP, CanHoldco, CanHoldco 1, CanHoldco 3, CanHoldco 4, CanHoldco 2, BPY Holdings I, BPY Holdings II, BPY III, BPY Holdings III is to serve as a holding company. The principal business of BAMPIC US is to serve as investment manager, managing member or general partner, as applicable, for a variety of certain private investment vehicles, including each of the Investment Vehicles (as defined below). The principal activity of each of BRH II Sub, BRH III Sub, BRH IV-A Sub, BRH IV-B Sub, BRH IV-C Sub, BRH IV-D Sub, BRH VII and BRH Warrants (each, an “Investment Vehicle”) and BWP, BPY New SPE and BPY IV is to serve as a special purpose entity for the purpose of making certain investments, including investments in the Company.

Schedule I and Schedule II to the Original 13D, Schedule XVIII to Amendment No. 5, Schedule XIX to Amendment No. 7, Schedule XI, Schedule XII, Schedule XXII, Schedule XXIII, Schedule XXIV, Schedule XXV, Schedule XXVI, Schedule XXVII, Schedule XXVIII, Schedule XXIX, Schedule XXX, Schedule XXXI, Schedule XXXII, Schedule XXXIII and Schedule XXXIV to Amendment No. 8, Schedule XXXV to Amendment No. 9 and Schedule XXXVI, Schedule XXXVII, Schedule XXXVIII, Schedule XXXIX, Schedule XL, Schedule XLI, Schedule XLII, Schedule XLIII, Schedule XLIV and Schedule XLV to this Amendment No. 10 set forth the principal occupation or employment of each Scheduled Person.

33

(d),(e) During the last five years, none of the Reporting Persons nor any of the Scheduled Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Schedule I and Schedule II to the Original 13D, Schedule XVIII to Amendment No. 5, Schedule XIX to Amendment No. 7, Schedule XI, Schedule XII, Schedule XXII, Schedule XXIII, Schedule XXIV, Schedule XXV, Schedule XXVI, Schedule XXVII, Schedule XXVIII, Schedule XXIX, Schedule XXX, Schedule XXXI, Schedule XXXII, Schedule XXXIII and Schedule XXXIV to Amendment No. 8, Schedule XXXV to Amendment No. 9 and Schedule XXXVI, Schedule XXXVII, Schedule XXXVIII, Schedule XXXIX, Schedule XL, Schedule XLI, Schedule XLII, Schedule XLIII, Schedule XLIV and Schedule XLV to this Amendment No. 10 set forth the citizenships of each of the Scheduled Persons who is a natural person.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to include:

On November 1, 2013, Revere Holdings Limited, a Cayman Islands company (“Revere”) received an aggregate of 11,669,883 shares of Common Stock and Warrants to acquire 3,866,055 shares of Common Stock (collectively, the “Revere Liquidation Shares”) pursuant to the Consortium Liquidity Transactions. In addition, on November 1, 2013, an aggregate of 17,688,609 shares of Common Stock and Warrants to acquire 3,049,353 shares of Common Stock (collectively, with the Revere Liquidation Shares, the “Revere Shares”) were sold by certain Investment Vehicles to Revere for cash.

On November 1, 2013, following in-kind distributions of Common Stock and Warrants by the Investment Vehicles to holders of certain interests in Investment Vehicles in respect of their interests, (i) BAM Canada exchanged 760,807 shares of Common Stock for Warrants to acquire 1,201,334 shares of Common Stock, (ii) Brookfield (US) Investments Ltd., a Bermuda limited company and a wholly-owned subsidiary of Brookfield (“BUSIL”), exchanged 2,873,115 shares of Common Stock for Warrants to acquire 4,536,293 shares of Common Stock, and (iii) Brookfield Real Estate Turnaround Fund GP, L.P., an indirect wholly-owned subsidiary of Brookfield, exchanged 2,277,546 shares of Common Stock for Warrants to acquire 3,596,306 shares of Common Stock, in each case, with certain of such holders. In addition, on November 1, 2013, BUSHI acquired 7,592,107 shares of Common Stock and Warrants to acquire 16,066,118 shares of Common Stock from certain of the Investment Vehicles for $360,937,106 in cash. Following such transactions, the shares of Common Stock and Warrants acquired in such transactions were contributed to subsidiaries to BPY and its affiliates for additional interests in BPY and its affiliates

Also on November 1, 2013, BPY New SPE, a subsidiary of BPY, acquired 13,543,059 shares of Common Stock for $276,110,475 in cash and BPY Holdings I, a subsidiary of BPY, acquired 11,550,291 shares of Common Stock in exchange for a promissory note in the principal amount of $235,482,713 bearing interest at 9% per annum.

Item 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended to include:

Consortium Liquidity Transactions

The descriptions of the transactions set forth in Item 3 of this Amendment No. 10 are incorporated by reference into Item 4.

On November 1, 2013, Brookfield and certain entities controlled by Brookfield entered into agreements providing for (i) the purchase and sale transactions involving Common Stock and Warrants described in Item 3 of this Amendment No. 10 and (ii) the distribution by Investment Vehicles of shares of Common Stock and Warrants directly held by such Investment Vehicles to holders of certain interests in such Investment Vehicles (collectively the “Consortium Liquidity Transactions”). As a result of the Consortium Liquidity Transactions, the number of shares of Common Stock and Warrants beneficially owned by Brookfield and certain entities controlled by Brookfield has changed, and Item 5 of this Amendment No. 10 sets forth the beneficial ownership of the Reporting Persons following the Consortium Liquidity Transactions.

34

On November 1, 2013, the Voting Agreement was terminated by the Investment Vehicles. In addition, the Operating Agreements were amended and restated to provide for the Consortium Liquidity Transactions.

Investment Vehicle Mergers

On November 1, 2013, in connection with the Consortium Liquidity Transactions BRH II merged with its subsidiary, BRH II Sub, with BRH II Sub the surviving entity in the merger. Following the merger, the ownership of BRH II Sub was identical to the pre-merger ownership of BRH II. BRH II Sub has been included as a reporting person on this Schedule 13D.

On November 1, 2013, in connection with the Consortium Liquidity Transactions BRH III merged with its subsidiary, BRH III Sub, with BRH III Sub the surviving entity in the merger. Following the merger, the ownership of BRH III Sub was identical to the pre-merger ownership of BRH III. BRH III Sub has been included as a reporting person on this Schedule 13D.

On November 1, 2013, in connection with the Consortium Liquidity Transactions BRH IV-A merged with its subsidiary, BRH IV-A Sub, with BRH IV-A Sub the surviving entity in the merger. Following the merger, the ownership of BRH IV-A Sub was identical to the pre-merger ownership of BRH IV-A. BRH IV-A Sub has been included as a reporting person on this Schedule 13D.

On November 1, 2013, in connection with the Consortium Liquidity Transactions BRH IV-B merged with its subsidiary, BRH IV-B Sub, with BRH IV-B Sub the surviving entity in the merger. Following the merger, the ownership of BRH IV-B Sub was identical to the pre-merger ownership of BRH IV-B. BRH IV-B Sub has been included as a reporting person on this Schedule 13D.

On November 1, 2013, in connection with the Consortium Liquidity Transactions New BRH IV-C merged with its subsidiary, BRH IV-C Sub, with BRH IV-C Sub the surviving entity in the merger. Following the merger, the ownership of BRH IV-C Sub was identical to the pre-merger ownership of New BRH IV-C. BRH IV-C Sub has been included as a reporting person on this Schedule 13D.

On November 1, 2013, in connection with the Consortium Liquidity Transactions BRH IV-D merged with its subsidiary, BRH IV-D Sub, with BRH IV-D Sub the surviving entity in the merger. Following the merger, the ownership of BRH IV-D Sub was identical to the pre-merger ownership of BRH IV-D. BRH IV-D Sub has been included as a reporting person on this Schedule 13D.

New Operating Agreements and Investment Management Agreement

On November 1, 2013, following the Consortium Liquidity Transactions, BAMPIC US replaced BAM Canada as the managing member of the Investment Vehicles and BAMPIC US’s wholly-owned subsidiary became the managing member of Brookfield Real Estate Turnaround Fund B AIV, L.P., a Delaware limited partnership (“AIV B”), and Brookfield Real Estate Turnaround Fund D AIV, L.P., a Delaware limited partnership (“AIV D”). BAMPIC US has been included as a reporting person on this Schedule 13D.

On November 1, 2013, following the Consortium Liquidity Transactions, The Northern Trust Company, acting in its capacity as custodian for the Future Fund Board of Guardians (“Future Fund”), entered into an amended and restated limited liability company agreement for BRH II Sub (the “BRH II Sub Operating Agreement”) with BAMPIC US as the managing member and other subsidiaries of Brookfield holding interests in BRH II Sub. Pursuant to the terms of the BRH II Sub Operating Agreement, BAMPIC US acts as managing member of BRH II Sub and has the primary role in managing, structuring, holding and disposing of the investment in the Company, including (subject to revocation by Future Fund) the authority to vote shares of Common Stock. In addition, the BRH II Sub Operating Agreement (a) contains a right of first offer with respect to BRH II Sub in connection with any proposed transfer by a member of BRH II Sub interests and (b) provides that, in the event that Future Fund requests to redeem interests in BRH II Sub for the underlying shares of Common Stock and Warrants, BAMPIC US has the right to acquire such interests in BRH II Sub from Future Fund in lieu of such redemption. The summary contained herein of the BRH II Sub Operating Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the BRH II Sub Operating Agreement, a copy of which is filed as Exhibit 31 hereto and which is incorporated herein by reference.

35

On October 31, 2013, in connection with the Consortium Liquidity Transactions, BAMPIC US entered into an investment management agreement (the “Revere Investment Management Agreement”) with Revere, pursuant to which BAMPIC US acts as the investment manager for the Revere Shares that were acquired on November 1, 2013. Pursuant to the Revere Investment Management Agreement, BAMPIC US has the authority to vote shares of Common Stock and exercise Warrants. In addition, the Revere Investment Management Agreement provides that, in the event that Revere requests to sell, transfer, dispose of or otherwise withdraw Common Stock or Warrants, BAMPIC US will have a right of first offer in connection with any proposed sale, transfer, disposition or withdrawal of such shares of Common Stock or such Warrants for a period of thirty days after receiving notice from Revere of its intention to sell, transfer, dispose of or otherwise withdraw such shares. The summary contained herein of the Revere Investment Management Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Revere Investment Management Agreement, a copy of which is filed as Exhibit 32 hereto and which is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5(a)-(c) and (e) of the Schedule 13D is hereby amended in its entirety as follows:

(a)-(b) As of the close of business on November 1, 2013, the Investment Vehicles directly held and beneficially owned the shares of Common Stock and Warrants to acquire shares of Common Stock indicated on the following table. Each of the Investment Vehicles shares voting and investment power as indicated in the paragraphs below the table. All calculations of percentages of beneficial ownership in this Item 5 and elsewhere in this Schedule 13D are based on 941,951,246 shares of Common Stock outstanding, representing the 966,951,246 shares of Common Stock reported by the Company as outstanding as of August 2, 2013 as reported in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2013, less the 25,000,000 shares of Common Stock reported as being repurchased by the Company on the Company’s Form 8-K filed by the Company on September 13, 2013, where such beneficial ownership includes Warrants, such number of shares of Common Stock issuable upon exercise of the Warrants included in any such beneficial ownership calculation.

Investment Vehicle	Common Stock	Warrants	Beneficial Ownership
BRH VII	79,094,965	-	8.4%
BRH Warrants	-	21,390,846	2.2%
BRH II Sub	23,370,076	9,513,319	3.5%
BRH III Sub	308,966	84,185	0.04%
BRH IV-A Sub	3,909,248	1,302,304	0.6%
BRH IV-B Sub	70,975	19,427	0.01%
BRH IV-C Sub	1,344,835	442,576	0.2%
BRH IV-D Sub	1,351,700	442,576	0.2%

As managing member or general partner, as applicable, of each of the Investment Vehicles, BAMPIC US may be deemed to beneficially own all shares of Common Stock and Warrants owned by each of the Investment Vehicles, consisting of 109,450,765 shares of Common Stock and Warrants exercisable to purchase 33,195,233 shares of Common Stock, collectively representing 14.6% of the Common Stock. As direct and indirect controlling persons of BAMPIC US, each of BUSHI, BUSC, BHC and Brookfield may be deemed to share with BAMPIC US beneficial ownership of such shares of Common Stock and Warrants.

BPY III is the controlling non-managing member of each Investment Vehicle. BPY III may be deemed to share voting and investment power with respect to the 109,450,765 shares of Common Stock owned by the Investment Vehicles and Warrants exercisable for 33,195,233 shares of Common Stock, representing approximately 14.6% of the shares of the Common Stock. As direct and indirect controlling persons of BPY III, each of BPY Holdings II, BPY Holdings I, CanHoldco, CanHoldco 2, CanHoldco 3, CanHoldco 4, CanHoldco 1, Holding LP, BPY, BP Partners Limited, Partners Limited and Brookfield may be deemed to share with BPY III beneficial ownership of such shares of Common Stock and Warrants.

As of the close of business on November 1, 2013, BPY Retail II LLC, a Delaware limited liability company (“BPY II”), directly held 8,670,667 shares of Common Stock, representing approximately 0.9% of the shares of Common Stock, and BPY Retail VI LLC, a Delaware limited liability company (“BPY VI”), directly held 37,191,170 shares of Common Stock representing approximately 3.9% of the shares of Common Stock. As direct and indirect controlling persons of BPY II and BPY VI, each of BPY Holdings II, BPY Holdings I, CanHoldco, CanHoldco 2, CanHoldco 3, CanHoldco 4, CanHoldco 1, Holding LP, BPY, BP Partners Limited, Partners Limited and Brookfield may be deemed to share with BPY II and BPY VI beneficial ownership of such shares of Common Stock.

36

As of the close of business on November 1, 2013, AIV B directly held 374,591 shares of Common Stock and Warrants to acquire 101,091 shares of Common Stock, representing approximately 0.05% of the shares of Common Stock, and AIV D directly held 2,531,760 shares of Common Stock and Warrants to acquire 683,247 shares of Common Stock, representing approximately 0.34% of the shares of Common Stock. As direct and indirect controlling persons of AIV B and AIV D, each of BAMPIC US, BUSHI, BUSC, BHC, Partners Limited and Brookfield may be deemed to share with AIV B and AIV D beneficial ownership of such shares of Common Stock.

As of the close of business on November 1, 2013, BPY IV directly held 61,444,210 shares of Common Stock, representing approximately 6.5% of the shares of Common Stock, and BPY Retail V LLC, a Delaware limited liability company (“BPY V LLC”), directly held 8,670,667 shares of Common Stock, representing approximately 0.9% of the shares of Common Stock. As direct and indirect controlling persons of BPY IV and BPY V, each of BPY Holdings III, BPY Holdings I, CanHoldco, CanHoldco 2, CanHoldco 3, CanHoldco 4, CanHoldco 1, Holding LP, BPY, BP Partners Limited, Partners Limited and Brookfield may be deemed to share with BPY IV and BPY V beneficial ownership of such shares of Common Stock.

As of the close of business on November 1, 2013, BPY New SPE directly held 53,300,562 shares of Common Stock, and Warrants exercisable to purchase 25,400,052 shares of Common Stock, collectively representing 8.19% of the Common Stock. As direct and indirect controlling persons of BPY New SPE, each of BPY Holdings I, CanHoldco, CanHoldco 2, CanHoldco 3, CanHoldco 4, CanHoldco 1, Holding LP, BPY, BP Partners Limited, Partners Limited and Brookfield may be deemed to share with BPY New SPE beneficial ownership of such shares of Common Stock.

As of the close of business on November 1, 2013, BWP beneficially owned approximately 18,777,857 shares of Common Stock issuable upon exercise of the Warrants, representing approximately 2.0% of the shares of Common Stock. As direct and indirect controlling persons of BWP, each of BPY Holdings II, BPY Holdings I, CanHoldco, CanHoldco 2, CanHoldco 3, CanHoldco 4, CanHoldco 1, Holding LP, BPY, BP Partners Limited, Partners Limited and Brookfield may be deemed to share with BWP, beneficial ownership of such shares of Common Stock issuable upon exercise of the Warrants.

By virtue of the terms of the Revere Investment Management Agreement, BAMPIC US may be deemed to beneficially own the shares of Common Stock and Warrants owned by Revere, consisting of 29,721,074 shares of Common Stock and Warrants exercisable to purchase 6,342,880 shares of Common Stock, collectively representing 3.8% of the Common Stock. As direct and indirect controlling persons of BAMPIC US, each of BUSHI, BUSC, BHC, Partners Limited and Brookfield may be deemed to share with BAMPIC US beneficial ownership of such shares of Common Stock and Warrants.

None of the Reporting Persons has sole voting or investment power with respect to any shares of Common Stock or Warrants.

By virtue of the various agreements and arrangements among the Reporting Persons described in this Schedule 13D, the Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) under the Act and Rule 13d-5(b)(1) thereunder and each member of the “group” may be deemed to beneficially own all shares of Common Stock and Warrants held by all members of the “group.” Accordingly, each of the Reporting Persons may be deemed to beneficially own 395,855,826 shares of Common Stock (which includes the 84,500,360 shares of Common Stock issuable upon exercise of the Warrants held by all Reporting Persons), constituting beneficial ownership of 38.6% of the shares of the Common Stock. Each of the Investment Vehicles and other Reporting Person directly holding shares of Common Stock and/or Warrants expressly disclaims, to the extent permitted by applicable law, beneficial ownership of any shares of Common Stock and/or Warrants held by each of the other Investment Vehicles and Reporting Persons.

37

By virtue of the various agreements and arrangements among the Reporting Persons described in this Schedule 13D, Future Fund and/or Revere may be deemed to be members of a “group” with the Reporting Persons. Neither Future Fund nor Revere is Reporting Persons on this Schedule 13D, and any obligations either of them may have under Section 13(d) of the Act would have to be satisfied on one or more separate filings. To the extent that either Future Fund and/or Revere beneficially owns shares of Common Stock or Warrants that are not held by BRH II Sub, or in the account of Revere subject to the Revere Investment Management Agreement, respectively, the Reporting Persons may be deemed to beneficially own any such shares of Common Stock or Warrants, but expressly disclaim, to the extent permitted by applicable law, beneficial ownership thereof.

(c) Item 3 and Item 4 of this Amendment No. 10 are incorporated by reference. Except as otherwise described in Item 3 and Item 4 of this Amendment No. 10, none of the Reporting Persons, nor, to their knowledge, any of the Scheduled Persons, has effected any transaction in Common Stock during the past sixty days.

(e) Each of Brookfield Holdings, BAM Canada, BRH II, BRH III, BRH IV-A, BRH IV-B, New BRH IV-C, BRH IV-D and BRH V ceased to be a beneficial owner of more than five percent (5%) of the shares of Common Stock outstanding as of November 1, 2013.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to include the following:

Item 3 and Item 4 to this Amendment No. 10 are incorporated by reference.

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons have entered into an agreement on November 5, 2013, with respect to the joint filing of this Amendment No. 10 and any amendment or amendments hereto (the “Joint Filing Agreement”). The Joint Filing Agreement is attached hereto as Exhibit 33.

Item 7. Material To Be Filed as Exhibits

Item 7 of Schedule 13D is hereby amended to include the following:

Exhibit 31	Second Amended and Restated Limited Liability Company Agreement, dated as of November 1, 2013of Brookfield Retail Holdings II Sub II LLC

Exhibit 32	Investment Management Agreement, dated as of October 31, 2013, between Revere Holdings Limited and Brookfield Asset Management Private Institutional Capital Advisor US, LLC

Exhibit 33	Joint Filing Agreement, dated as of November 5, 2013, by and among Brookfield Asset Management Inc., Partners Limited, Brookfield Holdings Canada Inc., Brookfield US Holdings Inc., Brookfield US Corporation, Brookfield Asset Management Private Institutional Capital Adviser US, LLC, Brookfield Property Partners Limited, Brookfield Property Partners LP, Brookfield Property L.P., Brookfield Retail Holdings II Sub II LLC, Brookfield Retail Holdings III Sub II LLC, Brookfield Retail Holdings IV-A Sub II LLC, Brookfield Retail Holdings IV-B Sub II LLC, Brookfield Retail Holdings IV-C Sub II LLC, Brookfield Retail Holdings IV-D Sub II LLC, BW Purchaser, LLC, Brookfield BPY Holdings (US) Inc., BPY Canada Subholdings 1 ULC, BPY Canada Subholdings 3 ULC, BPY Canada Subholdings 4 ULC, BPY Canada Subholdings 2 ULC, Brookfield BPY Retail Holdings I LLC, Brookfield BPY Retail Holdings Sub I LLC, Brookfield BPY Retail Holdings II LLC, BPY Retail III LLC, Brookfield Retail Holdings VII LLC, Brookfield Retail Holdings Warrants LLC, Brookfield BPY Retail Holdings III LLC and BPY Retail IV LLC.

38

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 5, 2013	BROOKFIELD ASSET MANAGEMENT INC.

	By:	/s/ Aleks Novakovic
Name: Aleks Novakovic
Title: Managing Partner

	By:	/s/ Joseph Freedman
Name: Joseph Freedman
Title: Senior Managing Partner

Dated: November 5, 2013	PARTNERS LIMITED

	By:	/s/ Loretta Corso
Name: Loretta Corso
Title: Secretary

Dated: November 5, 2013	Brookfield Asset Management Private Institutional Capital Adviser US, LLC

	By:	/s/ David Stalter
Name: David Stalter
Title: Director

Dated: November 5, 2013	BROOKFIELD HOLDINGS CANADA INC.

	By:	/s/ Aleks Novakovic
Name: Aleks Novakovic
Title: Vice President

	By:	/s/ Joseph Freedman
Name: Joseph Freedman
Title: Vice President

Dated: November 5, 2013	BROOKFIELD PROPERTY PARTNERS LIMITED

	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

Dated: November 5, 2013	Brookfield Property PARTNERS LP

	By:	Brookfield Property Partners Limited, its general partner

	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

Dated: November 5, 2013	Brookfield Property L.P.

	By:	Brookfield Property Partners LP, its general partner

	By:	Brookfield Property Partners Limited, its general partner

	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

Dated: November 5, 2013	BROOKFIELD BPY HOLDINGS (US) INC.

	By:	/s/ Steven Douglas
Name: Steven Douglas
Title: President & Chief Financial Officer

Dated: November 5, 2013	BPY Canada Subholdings 1 ULC

	By:	/s/ Steven Douglas
Name: Steven Douglas
Title: Director

Dated: November 5, 2013	BPY Canada Subholdings 3 ULC

	By:	/s/ Steven Douglas
Name: Steven Douglas
Title: Director

Dated: November 5, 2013	BPY Canada Subholdings 4 ULC

	By:	/s/ Steven Douglas
Name: Steven Douglas
Title: Director

Dated: November 5, 2013	BPY Canada Subholdings 2 ULC

	By:	/s/ Steven Douglas
Name: Steven Douglas
Title: Director

Dated: November 5, 2013	BROOKFIELD BPY RETAIL HOLDINGS I LLC

	By:	/s/ Steven Douglas
Name: Steven Douglas
Title: President & Chief Financial Officer

Dated: November 5, 2013	Brookfield BPY Retail Holdings II LLC

	By:	/s/ Steven Douglas
Name: Steven Douglas
Title: President & Chief Financial Officer

Dated: November 5, 2013	BPY Retail III LLC

	By:	/s/ Steven Douglas
Name: Steven Douglas
Title: President & Chief Financial Officer

Dated: November 5, 2013	Brookfield Retail Holdings VII LLC

	By:	/s/ Steven Douglas
Name: Steven Douglas
Title: Director

Dated: November 5, 2013	BROOKFIELD RETAIL HOLDINGS WARRANTS LLC

	By:	/s/ Steven Douglas
Name: Steven Douglas
Title: Director

Dated: November 5, 2013	BROOKFIELD BPY RETAIL HOLDINGS III LLC

	By:	/s/ Steven Douglas
Name: Steven Douglas
Title: President & Chief Financial Officer

Dated: November 5, 2013	BPY RETAIL IV LLC

	By:	/s/ Steven Douglas
Name: Steven Douglas
Title: President & Chief Financial Officer

Dated: November 5, 2013	BROOKFIELD RETAIL HOLDINGS II SUB II LLC

By: Brookfield Asset Management Private Institutional Capital Adviser US, LLC

	By:	/s/ David Stalter
Name: David Stalter
Title: Director

	By:	/s/ Mark Srulowitz
Name: Mark Srulowitz
Title: Secretary

Dated: November 5, 2013	BROOKFIELD RETAIL HOLDINGS III SUB II LLC

By: Brookfield Asset Management Private Institutional Capital Adviser US, LLC

/s/ David Stalter
	By:	Name: David Stalter
Title: Director

/s/ Mark Srulowitz
	By:	Name: Mark Srulowitz
Title: Secretary

Dated: November 5, 2013	BROOKFIELD RETAIL HOLDINGS IV-A SUB II LLC

By: Brookfield Asset Management Private Institutional Capital Adviser US, LLC

/s/ David Stalter
	By:	Name: David Stalter
Title: Director

/s/ Mark Srulowitz
	By:	Name: Mark Srulowitz
Title: Secretary

Dated: November 5, 2013	BROOKFIELD RETAIL HOLDINGS IV-B SUB II LLC

By: Brookfield Asset Management Private Institutional Capital Adviser US, LLC

	By:	/s/ David Stalter
Name: David Stalter
Title: Director

	By:	/s/ Mark Srulowitz
Name: Mark Srulowitz
Title: Secretary

Dated: November 5, 2013	BROOKFIELD RETAIL HOLDINGS IV-C SUB II LLC

By: Brookfield Asset Management Private Institutional Capital Adviser US, LLC

	By:	/s/ David Stalter
Name: David Stalter
Title: Director

	By:	/s/ Mark Srulowitz
Name: Mark Srulowitz
Title: Secretary

Dated: November 5, 2013	BROOKFIELD RETAIL HOLDINGS IV-D SUB II LLC

By: Brookfield Asset Management Private Institutional Capital Adviser US, LLC

	By:	/s/ David Stalter
Name: David Stalter
Title: Director

	By:	/s/ Mark Srulowitz
Name: Mark Srulowitz
Title: Secretary

Dated: November 5, 2013	BW PURCHASER, LLC

	By:	/s/ Karen Ayre
Name: Karen Ayre
Title: Vice President

Dated: November 5, 2013	Brookfield US Holdings Inc.

	By:	/s/ Aleks Novakovic
Name: Aleks Novakovic
Title: Vice President

Dated: November 5, 2013	Brookfield US Corporation

	By:	/s/ Aleks Novakovic
Name: Aleks Novakovic
Title: Director

Dated: November 5, 2013	BROOKFIELD BPY RETAIL HOLDINGS SUB I LLC

	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

SCHEDULE XXXVI

Brookfield Retail Holdings II Sub II LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Barry Blattman, Director, President & Treasurer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281	Senior Managing Partner	U.S.A
Bret Fox, Director	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281	Managing Partner, Corporate Operations, Executive	U.S.A
Mark Srulowitz, Secretary	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281	Senior Vice President	U.S.A
David J. Stalter, Director	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281	Senior Vice President, Tax, Real Estate	U.S.A.

SCHEDULE XXXVII

Brookfield Retail Holdings III Sub II LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Barry Blattman, Director, President & Treasurer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281	Senior Managing Partner	U.S.A
Bret Fox, Director	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281	Managing Partner, Corporate Operations, Executive	U.S.A
Mark Srulowitz, Secretary	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281	Senior Vice President	U.S.A
David J. Stalter, Director	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281	Senior Vice President, Tax, Real Estate	U.S.A.

SCHEDULE XXXVIII

Brookfield Retail Holdings IV-A Sub II LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Barry Blattman, Director, President & Treasurer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281	Senior Managing Partner	U.S.A
Bret Fox, Director	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281	Managing Partner, Corporate Operations, Executive	U.S.A
Mark Srulowitz, Secretary	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281	Senior Vice President	U.S.A
David J. Stalter, Director	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281	Senior Vice President, Tax, Real Estate	U.S.A.

SCHEDULE XXXIX

Brookfield Retail Holdings IV-B Sub II LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Barry Blattman, Director, President & Treasurer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281	Senior Managing Partner	U.S.A
Bret Fox, Director	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281	Managing Partner, Corporate Operations, Executive	U.S.A
Mark Srulowitz, Secretary	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281	Senior Vice President	U.S.A
David J. Stalter, Director	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281	Senior Vice President, Tax, Real Estate	U.S.A.

SCHEDULE XL

Brookfield Retail Holdings IV-C Sub II LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Barry Blattman, Director, President & Treasurer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281	Senior Managing Partner	U.S.A
Bret Fox, Director	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281	Managing Partner, Corporate Operations, Executive	U.S.A
Mark Srulowitz, Secretary	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281	Senior Vice President	U.S.A
David J. Stalter, Director	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281	Senior Vice President, Tax, Real Estate	U.S.A.

SCHEDULE XLI

Brookfield Retail Holdings IV-D Sub II LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Barry Blattman, Director, President & Treasurer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281	Senior Managing Partner	U.S.A
Bret Fox, Director	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281	Managing Partner, Corporate Operations, Executive	U.S.A
Mark Srulowitz, Secretary	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281	Senior Vice President	U.S.A
David J. Stalter, Director	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281	Senior Vice President, Tax, Real Estate	U.S.A.

SCHEDULE XLII

Brookfield US Holdings Inc.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Derek Gorgi, Director & President	181 Bay Street, Suite 300, Brookfield Place, Toronto, ON M5J2T3	Senior Vice President, Finance	Canadian
David Grosman, Vice President	181 Bay Street, Suite 300, Brookfield Place, Toronto, ON M5J2T3	Senior Vice President, Taxation	Canadian
Aaron Kline, Vice President	181 Bay Street, Suite 300, Brookfield Place, Toronto, ON M5J2T3	Vice President, Taxation	Canadian
Aleks Novakovic, Director & Vice President	181 Bay Street, Suite 300, Brookfield Place, Toronto, ON M5J2T3	Managing Partner	Canadian
Arin Jonathan Silber, Director & Vice President	181 Bay Street, Suite 300, Brookfield Place, Toronto, ON M5J2T3	Vice President, Legal Affairs	Canadian
Allen Yi, Director Vice President & Secretary	181 Bay Street, Suite 300, Brookfield Place, Toronto, ON M5J2T3	Corporate Counsel and Corporate Secretary, Corporate Legal Compliance	Canadian

SCHEDULE XLIII

Brookfield US Corporation

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Michelle Campbell, Secretary	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281	Vice President, Compliance	U.S.A.
Brett Fox, Director & President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281	Managing Partner, Corporate Operations, Executive	U.S.A.
Derek Gorgi, Director	181 Bay Street, Suite 300, Brookfield Place, Toronto, ON M5J2T3	Senior Vice President, Finance	Canadian
Jordan Kolar, Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281	Vice President, Tax	U.S.A.
Aleks Novakovic, Director	181 Bay Street, Suite 300, Brookfield Place, Toronto, ON M5J2T3	Managing Partner	Canadian
Andrew Schmidt, Vice-President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281	Director, Finance and Accounting	U.S.A.
Bradley Weismiller, Director & Vice President	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281	Senior Vice President	U.S.A.
John E. Zuccotti, Director	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281	Chairman	U.S.A.

SCHEDULE XLIV

Brookfield Asset Management Private Institutional Capital Adviser US, LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Barry Blattman, Director, President & Treasurer	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281	Senior Managing Partner	U.S.A
Bret Fox, Director	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281	Managing Partner, Corporate Operations, Executive	U.S.A
Mark Srulowitz, Secretary	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281	Senior Vice President	U.S.A
David J. Stalter, Director	Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281	Senior Vice President, Tax, Real Estate	U.S.A.

SCHEDULE XLV

Brookfield BPY Retail Holdings Sub I LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Aaron Kline, Manager	181 Bay Street, Suite 300, Brookfield Place, Toronto, ON M5J2T3	Vice President, Taxation	Canadian
Terry V. Gittens, Manager	Brookfield International Bank, Cedar Court 2nd Fl, Wildey Business Park, St. Michael, Barbados BB14006	Chief Financial Officer, Brookfield International Bank Inc.	Barbadian
Gregory N. McConnie, Manager & President	Brookfield International Bank, Cedar Court 2nd Fl, Wildey Business Park, St. Michael, Barbados BB14006	President and CEO	Barbadian
Jane Sheere, Secretary	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Assistant Corporate Secretary, Brookfield Infrastructure Group, Brookfield Infrastructure Partners L.P	British